

Vanessa Otero · 2nd

CEO and Founder of Ad Fontes Media | Patent Attorney

Westminster, Colorado, United States · Contact info

500+ connections

4 mutual connections: Fares Ksebati, Tzakhi Freedman, and 2 others

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ad fontes Media

University of Denver - Sturm College of Law

About

I'm the founder and CEO of Ad Fontes Media, Inc. We rate the news for reliability and bias. Our mission is to rate ALL the news to positively transform society. I started this company because I am the creator of the original Media Bias Chart, the viral image that prompted many lively discussions around the internet about where people get their news.   ...see more

Featured

Link



Media Bias Chart
Ad Fontes Media

Version 4.0 This is the most recent version of the chart, updated August 2018. See this post explaining the updates. Media Bias Chart 4.0: What's New See CNN Chart See MSNBC Chart

Image



Media-Bias-Chart_4.0.jpg

Activity

1,627 followers

Vanessa Otero posted this · 23h



It's been a while since I've done a speaking engagement at a school—last time was pre-Covid.

This one was special, because it was at Bluffton University, a small Mennonite school in r ...show more

👏💡❤ 88   2 comments

Vanessa Otero commented on a post · 1d

Thanks Jeremy!

👏💡❤ 46   14 comments

Vanessa Otero commented on a post · 3d

Congratulations James!

👏💡❤ 129   28 comments · 1 share

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Experience



Founder/CEO
ad fontes Media
Feb 2018 - Present · 4 yrs 8 mos
Westminster, CO



Associate Attorney
Neugeboren O'Dowd
Mar 2014 - Present · 8 yrs 7 mos

We provide established and emerging companies with legal strategy and litigation to protect their intellectual capital



Territory Sales Representative
Meda Pharma
Feb 2010 - Jan 2014 · 4 yrs

I promote specialty pharmaceutical products for the treatment of allergies to physicians in Northern Colorado.



Independent Regional Advisor
Nouveau Riche
Nov 2006 - Dec 2010 · 4 yrs 2 mos

I help people invest in real estate and achieve their financial goals.



Respiratory Sales Specialist
Adams Repiratory Therapeutics
Jun 2006 - Oct 2007 · 1 yr 5 mos

Sold specialty pharmaceutical products to ENT's and primary care physicians within the Greater Los Angeles territory.

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Education


University of Denver - Sturm College of Law
J.D.
2010 - 2013
Grade: 3.35 GPA
Activities and societies: Colorado IP Richard Linn American Inn of Court, Student Member 2012-2013
Vice President, DU Intellectual Property Law Society, 2012-2013   ...see more

Coursework includes Patent Law, Patent Litigation, and Civil Litigation Practicum
Scholastic Achievement Award, Advanced Trial Practice


University of California, Los Angeles
BA, English
1999 - 2003
Activities and societies: Resident Assistant, Office of Residential Life 2001-2003

Completed pre-med coursework, including Biology, Chemistry, and Physics


Francis W. Parker School

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Licenses & certifications


Patent Attorney
USPTO
Issued Jun 2014 · No Expiration Date
Credential ID 72,657

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Skills

Leadership

Endorsed by Tim Combs and 1 other who is highly skilled at this

Endorsed by 2 colleagues at Ad Fontes Media

61 endorsements

Business Development

Endorsed by Scott Rowe who is highly skilled at this

Endorsed by 2 colleagues at Ad Fontes Media

41 endorsements

Sales

Endorsed by Scott Rowe and 2 others who are highly skilled at this

Endorsed by 3 colleagues at Nouveau Riche University

39 endorsements

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Recommendations

Received   Given


Byron Cox · 2nd
Sales & Business Development Leader | Driving revenue through strategic relationship building
September 13, 2011, Byron reported directly to Vanessa

Vanessa is always a delight to work with. Her public speaking abilities are among the best, and her leadership qualities helped budding entrepreneurs achieve their goals. I look forward to working with Vanessa again in the near future!


Stacia Kennedy · 3rd
I increase business growth by generating quality leads & sales ON-Demand using social media marketing tools & automation
February 1, 2010, Stacia reported directly to Vanessa

Vanessa is an inspiration and a great leader. She has a great heart for people and helping them with building their dreams. She is an excellent speaker and trainer. I look up to this powerful woman as a great mentor.


Tim Miller 🔗 · 3rd
Revenue leader @ SalesLoft
November 3, 2009, Tim worked with Vanessa on the same team

Vanessa truly defines what the word leadership really means. Her ability to move piers and colleagues in a positive direction is second to none. Vanessa possess exceptional communication and professional skill sets to include a natural sales talent. I highly recommend anyone looking to advance their entrepreneurial efforts to Vanessa for a consultation today!

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Publications

How Much is Really at Stake? Damages Statutes Collide in Multiple-IP Litigation
Journal of the Patent and Trademark Office Society, Forthcoming 2014

(Show publication 🗗)

The statutes that govern damages for utility patents, design patents, and trade dress protection differ in ways that create potential conflicts when products infringe all three types of intellectual property.   ...see more

Courses

Administrative Law

 Associated with University of Denver – Sturm College of Law

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Advanced Course

 Associated with Landmark Education

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Advanced Trial Practice

 Associated with University of Denver – Sturm College of Law

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Organizations

Community Radio for Northern Colorado
Board Member · Jan 2019 - Present

Colorado Intellectual Property American Inn of Court
Board Member · Aug 2017 - Present

 Associated with Neugeboren O'Dowd

Proud to have been a member of this professional organization since 2011 and to have served on its board in the Membership and Mentorship Committees since 2017.

Interests

Influencers   Companies   Groups   Schools

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President at Temple University
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Founder and CEO of One Million by One Million (1Mby1M)
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